Exhibit 4
STANTEC INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
and
CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2005, and 2004

STANTEC INC.
Table of Contents

Management Report
The annual report, including the consolidated financial statements, is the responsibility of the management of the Company. The consolidated financial statements were prepared by management in accordance with Canadian generally accepted accounting principles. Where alternative accounting methods exist, management has chosen those it considers most appropriate in the circumstances. The significant accounting policies used are described in note 1 to the consolidated financial statements. Certain amounts in the financial statements are based on estimates and judgments relating to matters not concluded by year-end. The integrity of the information presented in the financial statements is the responsibility of management. Financial information presented elsewhere in this annual report has been prepared by management and is consistent with the information in the consolidated financial statements.
Management is responsible for the development and maintenance of systems of internal accounting and administrative controls of high quality. Such systems are designed to provide reasonable assurance that the financial information is accurate, relevant, and reliable and that the Company’s assets are appropriately accounted for and adequately safeguarded.
The Board of Directors is responsible for ensuring that management fulfills its responsibilities and for final approval of the annual consolidated financial statements. The Board has appointed an Audit Committee comprising three Directors, none of whom is an officer or employee of the Company or its subsidiaries. The Audit Committee meets at least four times each year to discharge its responsibilities under a written mandate from the Board of Directors. The Audit Committee meets with management and with the external auditors to satisfy itself that they are properly discharging their responsibilities, reviews the consolidated financial statements and the Auditors’ Report, and examines other auditing and accounting matters. The Audit Committee has reviewed the audited consolidated financial statements with management, including a discussion of the quality of the accounting principles as applied and significant judgments affecting the Company’s consolidated financial statements. The Audit Committee has discussed with the external auditors the external auditors’ judgments of the quality of those principles as applied and judgments noted above. The consolidated financial statements and Management’s Discussion and Analysis have been reviewed by the Audit Committee and approved by the Board of Directors of Stantec Inc.
The consolidated financial statements have been examined by the shareholders’ auditors, Ernst & Young LLP, Chartered Accountants. The Auditors’ Report outlines the nature of their examination and their opinion on the consolidated financial statements of the Company. The external auditors have full and unrestricted access to the Audit Committee, with or without management being present.

Tony Franceschini P.Eng.	Don Wilson CA
President & CEO	Vice President & CFO
February 10, 2006	February 10, 2006

Auditors’ Report
To the Shareholders of
Stantec Inc.
We have audited the consolidated balance sheets of Stantec Inc. as at December 31, 2005 and 2004 and the consolidated statements of income and retained earnings and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Edmonton, Canada
February 10, 2006

Stantec Inc.
Consolidated Balance Sheets

	As at December 31
	2005	2004
	$	$
	(In thousands of Canadian
	dollars)
ASSETS [note 8]
Current
Cash and cash equivalents	28,143	37,890
Restricted cash [note 12]	21,312	—
Accounts receivable, net of allowance for doubtful accounts of $16,053 in 2005 ($21,095 — 2004)	137,928	112,476
Costs and estimated earnings in excess of billings	66,172	40,861
Prepaid expenses	5,420	4,165
Future income tax assets [note 14]	14,827	8,532
Other assets [note 6]	6,569	4,831

Total current assets	280,371	208,755
Property and equipment [note 3]	58,519	48,262
Goodwill [note 14]	242,674	84,694
Intangible assets [note 5]	27,304	6,278
Future income tax assets [note 14]	6,814	6,357
Other assets [note 6]	13,097	7,754

Total assets	628,779	362,100

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [note 7]	106,757	78,718
Billings in excess of costs and estimated earnings	24,251	18,832
Income taxes payable	4,441	5,732
Current portion of long-term debt [note 8]	4,813	12,820
Future income tax liabilities [note 14]	17,552	10,653

Total current liabilities	157,814	126,755
Long-term debt [note 8]	81,886	21,155
Other liabilities [note 9]	24,764	16,818
Future income tax liabilities [note 14]	16,262	8,316

Total liabilities	280,726	173,044

Commitments and contingencies [notes 2, 8, 10, and 11]

Shareholders’ equity
Share capital [note 12]	210,604	87,656
Contributed surplus [note 12]	5,522	2,544
Cumulative translation account [note 3]	(25,575)	(19,018)
Deferred stock compensation	(833)	—
Retained earnings	158,335	117,874

Total shareholders’ equity	348,053	189,056

Total liabilities and shareholders’ equity	628,779	362,100

See accompanying notes
On behalf of the Board:

Director	Director

Stantec Inc.
Consolidated Statements of Income and Retained Earnings

	Years Ended December 31
	2005	2004	2003
	$	$	$
	(In thousands of Canadian dollars,
	except per share amounts)
Income
Gross revenue	618,020	520,879	459,942
Less subconsultant and other direct expenses	93,468	71,728	68,546

Net revenue	524,552	449,151	391,396
Direct payroll costs	234,553	205,513	183,471

Gross margin	289,999	243,638	207,925
Administrative and marketing expenses	212,633	183,739	154,788
Depreciation of property and equipment	12,389	11,986	9,912
Amortization of intangible assets	2,542	927	925
Net interest expense [note 8]	571	2,805	2,637
Share of income from associated companies	(187)	(385)	(580)
Foreign exchange (gains) losses	(449)	(94)	615

Income before income taxes	62,500	44,660	39,628

Income taxes [note 14]
Current	21,735	18,065	10,050
Future	143	(3,595)	4,508

Total income taxes	21,878	14,470	14,558

Net income for the year	40,622	30,190	25,070
Retained earnings, beginning of the year	117,874	88,266	64,240
Shares repurchased [note 12]	(161)	(582)	(1,044)

Retained earnings, end of the year	158,335	117,874	88,266

Earnings per share [note 15]
Basic	2.04	1.63	1.37
Diluted	1.98	1.59	1.31
See accompanying notes

Stantec Inc.
Consolidated Statements of Cash Flows

	Years Ended December 31
	2005	2004	2003
	$	$	$
	(In thousands of Canadian dollars)
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients	637,391	568,897	465,114
Cash paid to suppliers	(200,445)	(169,573)	(156,460)
Cash paid to employees	(355,621)	(313,321)	(274,444)
Dividends from equity investments	550	300	–
Interest received	6,531	6,426	2,710
Interest paid	(6,551)	(8,639)	(4,462)
Income taxes paid	(28,882)	(10,530)	(18,142)
Income taxes recovered	4,341	3,791	2,577

Cash flows from operating activities [note 16]	57,314	77,351	16,893

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, including cash acquired and bank indebtedness assumed [note 2]	(100,383)	(18,845)	(6,046)
Cash of joint venture held for sale	—	—	(369)
Restricted cash used for acquisitions [note 2]	9,000	—	—
Increase in investments held for self-insured liabilities	(7,295)	(9,562)	—
Proceeds on disposition of investments	522	55	195
Collection of notes receivable from disposition of Technology and Design Build segments	406	1,014	—
Purchase of property and equipment	(17,005)	(17,488)	(28,713)
Proceeds on disposition of property and equipment	155	34,672	1,444

Cash flows used in investing activities	(114,600)	(10,154)	(33,489)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of long-term debt	(46,875)	(35,546)	(20,592)
Proceeds from long-term borrowings	95,929	13,960	—
Net change in bank indebtedness financing	—	(17,151)	17,151
Repurchase of shares for cancellation [note 12]	(195)	(720)	(1,392)
Share issue costs [note 12]	(1,969)	—	—
Proceeds from issue of share capital [note 12]	961	3,490	651

Cash flows from (used in) financing activities	47,851	(35,967)	(4,182)

Foreign exchange loss on cash held in foreign currency	(312)	(683)	(1,081)

Net increase (decrease) in cash and cash equivalents	(9,747)	30,547	(21,859)
Cash and cash equivalents, beginning of the year	37,890	7,343	29,202

Cash and cash equivalents, end of the year	28,143	37,890	7,343

See accompanying notes

Stantec Inc.
Notes to the Consolidated Financial Statements
1. Summary of Significant Accounting Policies
Stantec Inc. (the Company) is a provider of comprehensive professional services in the area of infrastructure and facilities for clients in the public and private sectors. The Company’s services include planning, engineering, architecture, interior design, landscape architecture, surveying and geomatics, environmental sciences, and project economics.
Generally accepted accounting principles
The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP). These financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below. The effects of differences between the application of Canadian and United States GAAP on the financial statements of the Company are described in note 20.
Effective January 1, 2005, the Company adopted Accounting Guideline 15 (AcG-15)—“Consolidation of Variable Interest Entities” (VIEs) of the Canadian Institute of Chartered Accountants (CICA) Handbook. VIEs are those entities that are subject to control on a basis other than ownership of voting interests. AcG-15 provides guidance for identifying VIEs and requires the primary beneficiary of a VIE to consolidate the VIE. These consolidated financial statements include all VIEs for which the Company is the primary beneficiary. The initial adoption of this accounting guideline on a prospective basis did not have an impact on the Company’s consolidated financial statements.
Effective January 1, 2004, the Company adopted the recommendations of Section 1100 of the CICA Handbook, “Generally Accepted Accounting Principles.” This section establishes standards for financial reporting in accordance with GAAP. It describes what constitutes GAAP and its sources and states that an entity should apply every primary source of GAAP that deals with the accounting and reporting in financial statements of transactions or events it encounters. The initial adoption of these recommendations on a prospective basis on January 1, 2004, did not have an impact on the Company’s consolidated financial statements.
Use of estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates used in the preparation of these consolidated financial statements include the percentage of completion of fixed fee and variable fee with ceiling contracts, provisions for losses on incomplete contracts, allowances for doubtful accounts receivable, provision for legal claims, provision for self-insured liabilities, the fair value of stock-based awards, the fair value of identifiable intangible assets acquired in business acquisitions, liabilities for lease exit activities, and future cash flows used to estimate the fair value of reporting units for goodwill impairment purposes. Actual results may differ from these estimates.
During the 2005 fiscal year, management revised its estimate of the allowance for doubtful accounts based on improved information available on historical loss experience. This revision was applied prospectively and reduced the allowance for doubtful accounts and administrative and marketing expenses at the time of the revision by $4,000,000.

Principles of consolidation
The consolidated financial statements include the accounts of the Company, its subsidiary companies, and all VIEs for which the Company is the primary beneficiary. All significant intercompany accounts and transactions have been eliminated. The results of the operations of subsidiaries acquired during the year are included from their respective dates of acquisition.
Joint ventures and partnerships are accounted for on the proportionate consolidation basis, which results in the Company recording its pro rata share of the assets, liabilities, revenues, and expenses of each of these entities.
Cash and cash equivalents
Cash and cash equivalents include cash and unrestricted investments with initial maturities of three months or less. Such investments are carried at the lower of cost or market value.
Investments
Investments in associated companies over which the Company is able to exercise significant influence, but not control, are accounted for using the equity method, which reflects the Company’s investment at original cost plus its share of earnings (losses) net of dividends received. These investments include Teshmont Consultants Inc. (50%), SSBV Consultants Inc. (33.3%), and Planning & Stantec Limited (50%).
Other investments, including investments held for self-insured liabilities, are recorded at cost. When a loss in the value of such investments occurs that is other than temporary, the investment is written down to recognize the loss.
Property and equipment
Property and equipment is recorded at cost less accumulated depreciation. Depreciation is calculated at annual rates designed to write off the costs of assets over their estimated useful lives as follows:

Engineering equipment	20–30%	declining balance
Business information systems		straight-line over 3–5 years
Office equipment	20–30%	declining balance
Automotive equipment	30%	declining balance
Leasehold improvements		straight-line over term of lease plus one renewal period to a maximum of 15 years or the improvement’s economic life
Buildings	4–5%	declining balance
Leases
Leases that transfer substantially all the risks and benefits of ownership of assets to the Company are accounted for as capital leases. Assets under capital leases are recorded at the inception of the lease together with the related long-term obligation to reflect the purchase and financing thereof. Rental payments under operating leases are expensed as incurred.
From time to time, the Company enters into or renegotiates premises operating leases that result in the receipt of lease inducement benefits. These benefits are accounted for as a reduction of rental expense over the terms of the associated leases.

Goodwill and intangible assets
The cost of intangible assets with finite lives is amortized over the period in which the benefits of such assets are expected to be realized, principally on a straight-line basis. The Company’s policy is to amortize client relationships with determinable lives over periods ranging from 10 to 15 years. Contract backlog is amortized over estimated contractual lives of generally less than one and a half years. Other intangible assets include technology, non-compete agreements, and advantageous leasehold commitments, which are amortized over estimated lives of one to five years. Goodwill is not amortized but is evaluated annually for impairment by comparing the fair value of the reporting unit, determined on a discounted after-tax cash flow basis, to the carrying value. An impairment loss would be recognized if the carrying value of the goodwill were to exceed its fair value.
Long-lived assets
The Company monitors the recoverability of long-lived assets, including property and equipment and intangible assets with finite lives, using factors such as expected future asset utilization, business climate, and future undiscounted cash flows expected to result from the use of the related assets. An impairment loss would be recognized if the carrying value of the long-lived asset were to exceed its fair value.
Accrual and investments held for self-insured liabilities
The Company self-insures certain risks related to professional liability and automobile physical damages. The accrual for self-insured liabilities includes estimates of the costs of reported claims (including potential claims that are probable of being asserted) and is based on estimates of loss using assumptions made by management, including consideration of actuarial projections. The accrual for self-insured liabilities does not include unasserted claims where assertion by a third party is not probable.
The Company invests funds to support the accrual for self-insured liabilities. These investments are classified in other assets as investments held for self-insured liabilities.
Forward contracts
The Company may enter into forward currency exchange contracts to manage risk associated with net operating assets denominated in US dollars. The Company’s policy is to not utilize derivative financial instruments for trading or speculative purposes. These derivative contracts, which are not accounted for as hedges, are marked to market, and any changes in the market value are recorded in income or expense when the changes occur. The fair value of such instruments is recorded as either accounts receivable or payable.
Non-interest-bearing debt
Non-interest-bearing debt is carried at its present value using discount rates based on the bank prime rate prevailing at the time the debt was issued. The discount is applied over the term of the debt and is charged to interest expense.
Fair value of financial instruments
The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, bank loans, and accounts payable and accrued liabilities approximate their fair values because of the short-term maturity of these instruments. The carrying amount of bank loans approximates its fair value because the applicable interest rate is based on variable reference rates. The carrying values of other financial assets and financial liabilities approximate their fair values except as otherwise disclosed in the financial statements.

Credit risk
Financial instruments that subject the Company to credit risk consist primarily of cash and cash equivalents, investments held for self-insured liabilities, and accounts receivable. The Company maintains an allowance for estimated credit losses and mitigates the risk of its investment in bonds through the overall quality and mix of its bond portfolio. The Company provides services to diverse clients in various industries and sectors of the economy, and its credit risk is not concentrated in any particular client, industry, economic, or geographic sector.
Interest rate risk
The Company is subject to interest rate risk to the extent that its credit facilities are based on floating rates of interest. In addition, the Company is subject to interest rate pricing risk to the extent that its investments held for self-insured liabilities contain fixed rate government and corporate bonds. The Company has not entered into any derivative agreements to mitigate these risks.
Revenue recognition
In the course of providing its services, the Company incurs certain direct costs for subconsultants and other expenditures that are recoverable directly from clients. These direct costs are included in the Company’s gross revenue. Since such direct costs can vary significantly from contract to contract, changes in gross revenue may not be indicative of the Company’s revenue trends. Accordingly, the Company also reports net revenue, which is gross revenue less subconsultant and other direct expenses.
Revenue from fixed fee and variable fee with ceiling contracts is recognized using the percentage of completion method. Contract revenue is recognized on the ratio of contract costs incurred to total estimated costs. Provisions for estimated losses on incomplete contracts are made in the period in which the losses are determined. Revenue from time and material contracts without stated ceilings and from short-term projects is recognized as costs are incurred. Revenue is calculated based on billing rates for the services performed. Costs and estimated earnings in excess of billings represents work in progress that has been recognized as revenue but not yet invoiced to clients. Billings in excess of costs and estimated earnings represents amounts that have been invoiced to clients but not yet recognized as revenue.
Employee benefit plans
The Company contributes to group retirement savings plans and an employee share purchase plan based on the amount of employee contributions subject to maximum limits per employee. The Company accounts for such defined contributions as an expense in the period in which the contributions are made. The expense recorded in 2005 was $8,436,000 (2004 – $7,311,000; 2003 – $5,980,000). The Company does not provide postemployment or postretirement benefits.
Foreign currency translation
Transactions denominated in a foreign currency and the financial statements of foreign subsidiaries (excluding US-based subsidiaries) included in the consolidated financial statements are translated as follows: monetary items at the rate of exchange in effect at the balance sheet date; non-monetary items at historical exchange rates; and revenue and expense items (except depreciation and amortization, which are translated at historical exchange rates) at the average exchange rate for the year. Any resulting gains or losses are included in income in the year incurred.
The Company’s US-based subsidiaries are designated as self-sustaining operations. The financial statements of these subsidiaries are translated using the current rate method. Under this method, assets and liabilities are translated at the rate of exchange in effect at the balance sheet date, and revenue and expense items (including depreciation and amortization) are translated at the average rate of exchange for the year. The resulting exchange gains and losses are deferred and included as a separate component of shareholders’ equity in the cumulative translation account.
Stock-based compensation and other stock-based payments
The Company has one share option plan, which is described in note 12, and accounts for grants under this plan in accordance with the fair value-based method of accounting for stock-based compensation. Compensation expense for stock options awarded under the plan is measured at the fair value at the grant date using the Black-Scholes valuation model and is recognized over the vesting period of the options granted. In years prior to January 1, 2002, the Company recognized no compensation expense when shares or stock options were issued.
Investment tax credits
Investment tax credits arising from qualifying scientific research and experimental development efforts are recorded as a reduction of the applicable administrative and marketing expenses when there is reasonable assurance of their ultimate realization. Investment tax credits of $1,239,000 (2004 – $426,000; 2003 – $237,000) were recorded and reduced administrative and marketing expenses in 2005.
Income taxes
The Company uses the liability method to account for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between financial reporting and the tax bases of assets and liabilities and measured using the substantively enacted tax rates and laws that will be in effect when these differences are expected to reverse.
Earnings per share
Basic earnings per share is computed based on the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed using the treasury stock method, which assumes that the cash that would be received on the exercise of options is applied to purchase shares at the average price during the year and that the difference between the shares issued on the exercise of options and the number of shares obtainable under this computation, on a weighted average basis, is added to the number of shares outstanding. The impact of outstanding restricted shares, on a weighted average basis, is also added to the number of shares outstanding. Antidilutive options are not considered in computing diluted earnings per share.
Allowance for doubtful accounts
The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability to collect on its accounts receivable. The Company uses estimates in arriving at its allowance for doubtful accounts that are based, primarily, on the age of the outstanding accounts receivable and on its historical collection and loss experience.
Recent accounting pronouncements
In January 2005, the CICA released the new handbook Section 1530, “Comprehensive Income,” and Section 3251, “Equity,” effective for annual and interim periods beginning on or after October 1, 2006. These pronouncements further aligned Canadian GAAP with US GAAP (note 20). Section 1530 establishes standards for the reporting and display of comprehensive income. Comprehensive income is defined to include revenues, expenses, gains, and losses that, in accordance with primary sources of GAAP, are recognized in comprehensive income but excluded from net income. Section 1530 does not address issues of recognition or measurement for comprehensive income and its components. Section 3251, “Equity,” establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements set out in Section 3251 are in addition to those established in Section 1530 and require that an enterprise present separately the components of equity: retained earnings, accumulated other comprehensive income, the total for retained earnings and accumulated other comprehensive income, contributed surplus, share capital, and reserves. Upon initial adoption of these recommendations in fiscal 2007, unrealized losses on the translation of self-sustaining foreign operations will be included in comprehensive income. Currently, these unrealized losses are reflected in the Company’s cumulative translation account.
In January 2005, the CICA released the new handbook Section 3855, “Financial Instruments—Recognition and Measurement,” effective for annual and interim periods beginning on or after October 1, 2006. This pronouncement further aligned Canadian GAAP with US GAAP (note 20). The section provides standards for the classification of financial instruments and related interest, dividends, gains, and losses. It prescribes when a financial instrument should be stated at fair value and when it would be valued using cost-based measures. Financial instruments are defined to include accounts receivable and payable, loans, investments in debt and equity securities, and derivative contracts. Upon initial adoption of these recommendations in fiscal 2007, the Company’s investments held for self-insured liabilities will be reflected as investments held for sale, and the resulting unrealized gains or losses will be reflected through other comprehensive income until realized, at which time the gains or losses will be recognized in net income. This new standard is not expected to have a material effect on the results of the Company’s operations.
2. Business Acquisitions
Acquisitions are accounted for under the purchase method of accounting, and the results of operations since the respective dates of acquisition are included in the consolidated statements of income. From time to time, as a result of the timing of acquisitions in relation to the Company’s reporting schedule, certain of the purchase price allocations may not be finalized at the initial time of reporting. Purchase price allocations are completed after the vendors’final financial statements and income tax returns have been prepared and accepted by the Company. Such preliminary purchase price allocations are based on management’s best estimates of the fair value of the acquired assets and liabilities. Upon finalization, adjustments to the initial estimates may be required, and these adjustments may be material. The purchase prices of acquisitions are generally subject to price adjustment clauses included in the purchase agreements. Such purchase price adjustments generally result in an increase or reduction to the promissory note consideration recorded at acquisition to reflect either more or less non-cash working capital realized than was originally expected. These purchase price adjustments, therefore, have no net effect on the original purchase price allocations. In the case of some acquisitions, additional consideration may be payable based on future performance parameters. As at December 31, 2005, the maximum contingent consideration that may be payable in 2006 and future years is approximately $9,000. This additional consideration is recorded as additional goodwill in the period in which the contingency is resolved.
Acquisitions in fiscal 2005
On August 3, 2005, the Company acquired the shares and business of CPV Group Architects & Engineers Ltd. for cash consideration. This acquisition strengthens the Company’s architecture and interior design presence in Canada.
On September 15, 2005, the Company acquired the shares and business of The Keith Companies, Inc. (Keith) for a combination of cash consideration and Stantec common shares. Under the terms of the agreement, the number of common shares issued (3,328,776) as consideration was based on the average sale price of the Stantec common stock on the Toronto Stock Exchange for each of the 20 trading days ending on the second trading day prior to the closing of the merger, converted to US dollars for each trading day at the noon buying rate quoted by the Federal Reserve Bank of New York on such trading day. In order for the Keith transaction to qualify as a reorganization under the provisions of Section 368(a) of the U.S. Internal Revenue Code of 1986, a portion of Keith’s cash, at the time of acquisition, is subject to restrictions on its use. Generally, the restricted cash can be used to fund further acquisitions as well as future capital expenditures. The acquisition of Keith supplements the Company’s urban land development services group and increases the breadth and depth of the Company’s multidiscipline engineering and consulting services by adding employees and offices throughout the western and midwestern United States.
On October 1, 2005, the Company acquired the shares and business of Keen Engineering Co. Ltd. for cash consideration and promissory notes. This acquisition supplements the Company’s building design services in Canada and the western United States.
The purchase price allocations for the CPV Group Architects & Engineers Ltd., Keith, and Keen Engineering Co. Ltd. acquisitions have not yet been finalized. The Company expects to finalize the purchase price allocations for the CPV Group Architects & Engineers Ltd. and Keith acquisitions during the first quarter of 2006 and for the Keen Engineering Co. Ltd. acquisition during the second quarter of 2006.
During 2005, the Company paid additional contingent consideration in connection with the Cosburn Patterson Mather Limited (2002) acquisition and finalized the purchase price allocations for The Sear-Brown Group, Inc. (2004), GBR Architects Limited (2004), and Dunlop Architects Inc. (2004) acquisitions. In addition, the Company adjusted the purchase price on the Ecological Services Group Inc. (2003), GBR Architects Limited (2004), and Dunlop Architects Inc. (2004) acquisitions pursuant to price adjustment clauses included in the purchase agreements.
Acquisitions in fiscal 2004
During 2004, the Company acquired the shares and business of The Sear-Brown Group, Inc. (April 2, 2004), GBR Architects Limited (May 31, 2004), and Dunlop Architects Inc. (October 8, 2004) and the assets and business of Shaflik Engineering (November 26, 2004). The Sear-Brown Group, Inc. acquisition opened up a new geographic market for the Company in the northeastern United States and a new service in the bio/pharmaceuticals industry. The acquisition of GBR Architects Limited and of Dunlop Architects Inc. supplemented the Company’s architecture and interior design practice while increasing its presence in Winnipeg and the Greater Toronto Area, respectively. The Shaflik Engineering acquisition strengthened the Company’s capabilities for upcoming Olympic projects in British Columbia with its strong involvement in sports facilities and transportation systems.
During 2004, the Company also adjusted the purchase price in connection with the Cosburn Patterson Mather Limited (2002), The Spink Corporation (2001), the APAI Architecture Inc. and Mandalian Enterprises Limited (2003), the Graeme & Murray Consultants Ltd. (2002), the Ecological Services Group Inc. (2003), and The RPA Group (2002) acquisitions pursuant to price adjustment clauses included in the purchase agreements.

Aggregate consideration paid

Details of the aggregate consideration given and of the fair values of net assets acquired or adjusted for are as follows:

	Keith	Other	Total	Total
	2005	2005	2005	2004
	$000s	$000s	$000s	$000s
Cash consideration	107,062	11,200	118,262	12,432
Share consideration	125,540	—	125,540	—
Promissory notes	—	2,753	2,753	1,487

Purchase price	232,602	13,953	246,555	13,919

Assets and liabilities acquired at fair values
Cash acquired (bank indebtedness assumed)	22,075	(4,196)	17,879	(6,413)
Restricted cash acquired	30,882	—	30,882	—
Non-cash working capital	9,747	3,929	13,676	6,057
Property and equipment	5,751	991	6,742	3,211
Investments	32	—	32	87
Goodwill	149,844	12,218	162,062	18,425
Other long-term assets	554	—	554	—
Intangible assets
Client relationships	17,476	947	18,423	1,357
Contract backlog	3,995	1,053	5,048	301
Other	669	(139)	530	500
Other long-term liabilities	(1,380)	243	(1,137)	(1,642)
Long-term debt	—	(745)	(745)	(8,414)
Future income taxes	(8,226)	(348)	(8,574)	450
Deferred stock compensation	1,183	—	1,183	—

Net assets acquired	232,602	13,953	246,555	13,919

All of the goodwill is non-deductible for income tax purposes.
At the time of acquisition, management estimates the exit costs to downsize or close offices occupied by the acquired entity. These costs are accrued in other long-term liabilities as part of the purchase price allocation (note 9).
Pro forma data
The following unaudited pro forma data presents information as if the acquisitions of The Sear-Brown Group, Inc., GBR Architects Limited, Dunlop Architects Inc., Shaflik Engineering Ltd., CPV Group Architects & Engineers Ltd., Keith, and Keen Engineering Co. Ltd. had occurred on January 1, 2004. This unaudited pro forma data is provided for information purposes only and is based on historical information. This unaudited pro forma data does not necessarily reflect the actual results of operations that would have occurred had these acquired entities and Stantec Inc. comprised a single entity during the periods, nor is it necessarily indicative of the future results of the operations of the combined entities.

	2005	2004
	$000s	$000s
	(Unaudited)
Pro forma gross revenue	753,291	726,827
Pro forma net revenue	646,614	628,844
Pro forma net income	49,098	39,563
Basic pro forma earnings per share	2.20	1.81
Diluted pro forma earnings per share	2.15	1.77
3. Property and Equipment

	2005			2004
			Accumulated			Accumulated
	Cost		Depreciation	Cost		Depreciation
	$000s		$000s	$000s		$000s
Engineering equipment	42,560		22,736	33,622		19,058
Business information systems	11,475		4,237	9,681		1,796
Office equipment	23,030		10,071	19,953		7,519
Automotive equipment	5,263		2,867	4,254		2,578
Leasehold improvements	14,226		2,053	11,994		2,031
Buildings	4,204		704	1,901		594
Land	429		—	433		—

	101,187		42,668	81,838		33,576

Net book value		58,519			48,262
In 2004 the Company completed the sale of its Edmonton office building (included in buildings and land) for cash proceeds of $34,500,000. Concurrent with the sale, the Company leased the property back for a period of 15 years. The lease is accounted for as an operating lease. The resulting gain of $7,103,000 was deferred and is being amortized over the lease term (note 9).
Included in leasehold improvements is construction work in progress in the amount of $337,000 (2004 – buildings – $89,000) on which depreciation has not started.
4. Goodwill

	2005	2004
	$000s	$000s
Goodwill, beginning of the year	84,694	69,696
Current year acquisitions	160,840	18,006
Additional purchase price payments	700	—
Other purchase price adjustments	522	419
Impact of foreign exchange	(4,082)	(3,427)

Goodwill, end of the year	242,674	84,694

5. Intangible Assets

	2005			2004
	Gross			Gross
	Carrying		Accumulated	Carrying		Accumulated
	Amount		Amortization	Amount		Amortization
	$000s		$000s	$000s		$000s
Client relationships	24,914		2,232	6,859		1,195
Contract backlog	4,900		1,219	339		290
Other	1,218		277	750		185

	31,032		3,728	7,948		1,670

Carrying amount		27,304			6,278

Once an intangible asset is fully amortized, the gross carrying amount and related accumulated amortization are removed from the accounts. Other than goodwill, the Company has not recognized any intangible assets with indefinite lives. For intangible assets held as of December 31, 2005, the estimated aggregate amortization expense for each of the next five years is as follows:

$000s
2006	5,762
2007	3,154
2008	2,609
2009	2,541
2010	2,403
Thereafter	10,835

27,304

6. Other Assets

	2005	2004
	$000s	$000s
Investments held for self-insured liabilities	16,857	9,562
Investments in associated companies	1,545	1,909
Investments – other	710	1,114
Other	554	—

	19,666	12,585
Less current portion of investments held for self-insured liabilities	6,569	4,831

	13,097	7,754

The investments held for self-insured liabilities consist of government and corporate bonds of $14,013,000 (2004 – $8,740,000) and equity securities of $2,844,000 (2004 – $822,000). The bonds bear interest at rates ranging from 3.0 to 6.8% per annum (2004 – 3.5 to 8.6%). The estimated fair value of the bonds at December 31, 2005, was $13,721,000 (2004 – $8,761,000) and of the equities was $3,406,000 (2004 –$839,000). The term to maturity of the bond portfolio is $373,000 due within one year and $13,640,000 due from one to 10 years.

7. Accounts Payable and Accrued Liabilities

	2005	2004
	$000s	$000s
Trade accounts payable	26,784	21,651
Employee and payroll liabilities	52,314	37,188
Accrued liabilities	27,659	19,879

	106,757	78,718

8. Long-Term Debt

	2005	2004
	$000s	$000s
Non-interest-bearing note payable	122	111
Other non-interest-bearing notes payable	5,643	7,862
Bank loan	79,035	23,997
Mortgages payable	1,706	1,765
Other	193	240

	86,699	33,975
Less current portion	4,813	12,820

	81,886	21,155

The non-interest-bearing note payable is due November 1, 2027, in the amount of $933,000. The note’s carrying value of $122,000 is determined using a discount rate of 9.75%. If the non-interest-bearing note payable were discounted at interest rates in effect at December 31, 2005, the fair value of the note would be $184,000 (2004 – $177,000).
The carrying values of the other non-interest-bearing notes payable have been calculated using a weighted average rate of interest of 5.58% and are supported by promissory notes. The notes are due at various times from 2006 to 2008. The aggregate maturity value of the notes is $5,985,000 (2004 – $8,336,000). As at December 31, 2005, there were no US-dollar non-interest-bearing notes outstanding. As at December 31, 2004, $47,000 of the notes’carrying value was payable in US funds (US$39,000). The carrying value of the other non-interest-bearing notes payable approximates their fair value based on interest rates in effect at December 31, 2005.
During 2005, the Company replaced its existing revolving credit facility with a revolving credit facility in the amount of $160 million due on August 31, 2008. This facility is available for acquisitions, working capital needs, capital expenditures, and general corporate purposes. At December 31, 2005, the facility was accessed to finance a portion of the Keith acquisition. Depending on the form under which the credit facility is accessed, rates of interest will vary between Canadian prime, US base rate, or LIBOR rate or bankers acceptance rates plus 65 or 85 basis points. As at December 31, 2005, $29,075,000 of the bank loan was payable in US funds (US$25,000,000). Repayment of loans under the credit facility may be made from time to time at the option of the Company. The average interest rate applicable at December 31, 2005, was 4.34% (2004 – 3.47%). The credit facility agreement contains restrictive covenants, including, but not limited to, debt to earnings ratio and earnings to debt service ratio. The Company was in compliance with all covenants under this agreement as at December 31, 2005. All assets of the Company are held as collateral under a general security agreement for the bank loan.

The mortgages payable bear interest at a weighted average rate of 7.67% and are supported by first mortgages against land and buildings. Subsequent to the year-end, the mortgages payable were paid out in full.
Other long-term debt bears interest at a weighted average rate of 3.5% and is due at dates ranging from 2006 to 2007. No assets are pledged in support of this debt.
Principal repayments required on long-term debt in each of the next five years and thereafter are as follows:

$000s
2006	4,813
2007	1,661
2008	80,103
2009	—
2010	—
Thereafter	122

86,699

The interest incurred on long-term debt in 2005 was $2,000,000 (2004 – $2,219,000; 2003 – $2,681,000). In 2005 total interest expense, net of interest income, was $571,000 (2004 – $2,805,000; 2003 –$2,637,000). At December 31, 2005, the Company had issued and outstanding letters of credit totaling $1,070,000.
9. Other Liabilities

	2005	2004
	$000s	$000s
Provision for self-insured liabilities	12,866	5,236
Deferred gain on sale leaseback	6,624	7,073
Lease inducement benefits	7,997	4,742
Liabilities on lease exit activities	2,251	2,817
Other	1,021	—

	30,759	19,868
Less current portion included in accrued liabilities	5,995	3,050

	24,764	16,818

Provision for self-insured liabilities

Effective August 1, 2003, the Company began self-insuring a portion of its estimated liabilities that may arise in connection with reported legal claims (note 11). This provision is based on the results of an actuarial review performed in 2005 and 2004, with the current and long-term portion determined based on the actuarial estimate provided. At December 31, 2005, the long-term portion was $10,288,000 (2004 –$4,731,000).

	2005	2004
	$000s	$000s
Provision, beginning of the year	5,236	2,410
Current year provision	9,764	2,826
Payment for claims settlement	(2,134)	—

Provision, end of the year	12,866	5,236

The self-insured liability increased during 2005, primarily due to new claims incurred and reported since the end of 2004. Claim settlements of $2,134,000 were made in 2005. The timing of such settlement payments is dependent upon the resolution of case-specific matters and may extend over several months or years.
Liabilities on lease exit activities

Charges are accrued when management closes offices in existing operations or finalizes plans to downsize offices in locations assumed from an acquiree upon a business acquisition. Included in the liability is the present value of the remaining lease payments, reduced by estimated sublease rentals that can reasonably be obtained.

	2005	2004
	$000s	$000s
Liability, beginning of the year	2,817	—
Current year provision:
Established for existing operations	609	936
Resulting from acquisitions	276	3,465
Payment or reductions:
Impacting net income	(1,103)	(1,375)
Impacting the purchase price allocation	(325)	—
Impact of foreign exchange	(23)	(209)

Liability, end of the year	2,251	2,817

10. Commitments

Commitments for annual basic premises rent under long-term leases and for equipment and vehicle operating leases for the next five years are as follows:

$000s
2006	34,794
2007	31,248
2008	25,240
2009	21,936
2010	18,910
Thereafter	79,585

211,713

The premise rental expense for the year ended December 31, 2005, was $29,282,000 (2004 – $25,116,000; 2003 – $19,321,000).

11. Contingencies

In the normal conduct of operations, various legal claims are pending against the Company alleging, among other things, breaches of contract or negligence in connection with the performance of consulting services. The Company carries professional liability insurance, subject to certain deductibles and policy limits, and has a captive insurance company that provides insurance protection against such claims. In some cases, parties are seeking damages that substantially exceed the Company’s insurance coverage. Based on advice and information provided by legal counsel, the Company’s previous experience with the settlement of similar claims, and the results of the annual actuarial review, management believes that the Company has recognized adequate provisions for probable and reasonably estimable liabilities associated with these claims and that their ultimate resolutions will not materially exceed insurance coverages or have a material adverse effect on the Company’s consolidated financial position or annual results of operations. Management cannot estimate the extent to which losses exceeding those already recorded in the financial statements may be incurred.
12. Share Capital

Authorized
Unlimited	Common shares, with no par value
Unlimited	Preferred shares issuable in series with attributes designated by the Board of Directors
Common shares issued and outstanding

	Capital Stock						Contributed Surplus
	2005		2004		2003		2005	2004	2003
	Shares		Shares		Shares
	#	$000s	#	$000s	#	$000s	$000s	$000s	$000s
Balance, beginning of the year	18,871,085	87,656	18,327,284	84,281	18,282,720	83,973	2,544	1,842	1,247
Share options exercised for cash	120,070	961	573,101	3,490	119,264	651
Stock-based compensation expense							963	725	600
Shares repurchased under normal course issuer bid	(6,800)	(33)	(29,300)	(134)	(74,700)	(343)	(1)	(4)	(5)
Reclassification of fair value of stock options previously expensed		159		19		—	(159)	(19)	—
Shares issued on acquisition	3,328,776	123,365	—	—	—	—
Restricted shares issued on acquisition							2,175	—	—
Share issue costs		(1,504)		—		—

Balance, end of the year	22,313,131	210,604	18,871,085	87,656	18,327,284	84,281	5,522	2,544	1,842

During 2005, 6,800 common shares (2004 – 29,300; 2003 – 74,700) were repurchased for cancellation pursuant to an ongoing Normal Course Issuer Bid at a cost of $195,000 (2004 – $720,000; 2003 –

$1,392,000). Of this amount, $33,000 and $1,000 (2004 – $134,000 and $4,000; 2003 – $343,000 and $5,000) reduced the share capital and contributed surplus accounts, respectively, with $161,000 (2004 –$582,000; 2003 – $1,044,000) being charged to retained earnings.
During 2005, the Company incurred share issue costs of $1,969,000 less a future tax recovery of $465,000.
During 2005, the Company recognized a stock-based compensation expense of $1,814,000 (2004 –$1,014,000; 2003 – $706,000) in administrative and marketing expenses. Of the amount expensed, $963,000 related to the fair value of the options granted (2004 – $725,000; 2003 – $600,000); $519,000 related to deferred share unit compensation (2004 – $289,000; 2003 – $106,000), and $332,000 related to the restricted shares issued on the Keith acquisition. The fair value of the options granted was reflected through contributed surplus; the deferred share unit compensation was reflected through accrued liabilities; and the restricted shares were reflected through deferred stock compensation. Upon the exercise of share options for which a stock-based compensation expense has been recognized, the cash paid together with the related portion of contributed surplus is credited to share capital. Upon the vesting of restricted shares for which a stock-based compensation expense has been recognized, the related portion of contributed surplus is credited to share capital.
Share options

Under the Company’s share option plan, options to purchase common shares may be granted by the Board of Directors to directors, officers, and employees. Options are granted at exercise prices equal to or greater than fair market value at the issue date, generally vest evenly over a three-year period, and have contractual lives that range from five to 10 years. The aggregate number of common shares reserved for issuance that may be purchased upon the exercise of options granted pursuant to the plan shall not exceed 996,003 common shares. At December 31, 2005, 57,739 options were available for issue.
The Company has granted share options to directors, officers, and employees to purchase 938,264 shares at prices between $3.50 and $27.10 per share. These options expire on dates between March 14, 2006, and January 2, 2013.

	2005		2004		2003
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price
	#	$	#	$	#	$
Share options, beginning of the year	1,071,333	13.34	1,479,100	9.28	1,296,200	6.09
Granted	—	—	167,000	24.50	307,500	21.29
Exercised	(120,070)	8.00	(573,101)	6.09	(119,264)	5.46
Cancelled	(12,999)	23.69	(1,666)	18.40	(5,336)	12.62

Share options, end of the year	938,264	13.88	1,071,333	13.34	1,479,100	9.28

The Company had issued options to directors, officers, and employees at December 31, 2005, as follows:

Options Outstanding				Options Exercisable
		Weighted	Weighted		Weighted
Range of		Average	Average		Average
Exercise		Remaining	Exercise	Shares	Exercise
Prices	Outstanding	Contractual	Price	Exercisable	Price
$	#	Life in Years	$	#	$
3.50 – 3.60	347,500	0.8	3.56	347,500	3.56
5.20 – 7.00	40,550	0.8	6.05	40,550	6.05
14.50 – 18.85	159,400	4.1	15.62	159,400	15.62
21.00 – 27.10	390,814	5.8	23.17	148,654	22.22

3.50 – 27.10	938,264	3.4	13.88	696,104	10.45

The fair value of options granted subsequent to January 1, 2002, is determined at the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including expected stock price volatility. Because the Company’s employee stock options have characteristics that are significantly different from those of traded options, and because changes in subjective input assumptions can materially affect the fair value estimate, in management’s opinion the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s employee stock options.
The estimated fair value of options granted both at the share market price on the grant date and in excess of the share market price on the grant date was determined using the weighted average assumptions indicated below. No options were granted in 2005.

	2004	2003
	Granted	Granted	Granted in
	at Market	at Market	Excess of Market
Risk-free interest rate (%)	4.07	4.48	5.04
Expected hold period to exercise (years)	6.0	6.2	9.1
Volatility in the price of the Company’s shares (%)	26.1	27.4	28.5
Weighted average fair value per option ($)	8.46	7.40	6.04
13. Cumulative Translation Account

The foreign currency cumulative translation account represents the unrealized gain or loss on the Company’s net investment in self-sustaining US-based operations. The change in the cumulative translation account during the year relates to the fluctuation in the value of the Canadian dollar relative to the US dollar. Balance sheet accounts denominated in US dollars have been translated to Canadian dollars at the rate of 1.1630 (2004 – 1.2020; 2003 – 1.2965).

	2005	2004	2003
	$000s	$000s	$000s
Cumulative translation account, beginning of the year	(19,018)	(13,861)	1,966
Current year deferred translation adjustment	(6,557)	(5,157)	(15,827)

Cumulative translation account, end of the year	(25,575)	(19,018)	(13,861)

14. Income Taxes
The effective income tax rate in the consolidated statements of income differs from statutory Canadian tax rates as a result of the following:

	2005	2004	2003
	%	%	%
Income tax expense at statutory Canadian rates	34.8	34.7	36.8
Increase (decrease) resulting from:
Income from associated companies	(0.1)	(0.3)	(0.6)
Rate differential on foreign income	0.7	(2.0)	0.6
Non-deductible expenses:
Meals and entertainment	1.1	1.4	1.4
Stock compensation	0.5	0.6	0.6
Non-taxable foreign income net of non-creditable withholding taxes	(1.6)	(1.3)	(1.6)
Other	(0.4)	(0.7)	(0.5)

	35.0	32.4	36.7

Since the Company operates in several tax jurisdictions, its income is subject to various rates of taxation. The details of income before income taxes are as follows:

	2005	2004	2003
	$000s	$000s	$000s
Domestic	61,323	48,111	36,583
Foreign	1,177	(3,451)	3,045

Total income before income taxes	62,500	44,660	39,628

Details of the income tax expense (recovery) are as follows:

	2005	2004	2003
	$000s	$000s	$000s

Current: Domestic	21,172	17,724	9,474
Foreign	563	341	576

Total current expense	21,735	18,065	10,050

Future: Domestic	5	(566)	3,532
Foreign	138	(3,029)	976

Total future expense	143	(3,595)	4,508

Total: Domestic	21,177	17,158	13,006
Foreign	701	(2,688)	1,552

Total income tax expense	21,878	14,470	14,558

Significant components of the Company’s future income tax assets and liabilities are as follows:

	2005	2004
	$000s	$000s

Future income tax assets
Differences in timing of deductibility of expenses	13,470	9,434
Loss carryforwards	4,670	2,316
Share issue and other financing costs	519	237
Tax cost of property and equipment in excess of carrying value	357	684
Deferred gain on sale of building	1,513	1,518
Other	1,112	700

	21,641	14,889
Less current portion	14,827	8,532

	6,814	6,357

	2005	2004
	$000s	$000s

Future income tax liabilities
Cash to accrual adjustments on acquisitions of US subsidiaries	—	2,091
Differences in timing of taxability of revenues	15,287	7,702
Carrying value of property and equipment in excess of tax cost	7,304	5,025
Carrying value of intangible assets in excess of tax cost	10,625	2,016
Other	598	2,135

	33,814	18,969
Less current portion	17,552	10,653

	16,262	8,316

At December 31, 2005, loss carryforwards of approximately $3,374,000 are available to reduce the taxable income of certain Canadian subsidiaries. These losses expire as set out below:

$000s
2007	194
2008	1,454
2009	66
2010	978
2014	664
2015	18

3,374

In addition, the Company has loss carryforwards of approximately $10,625,000 available to reduce the taxable income of certain US subsidiaries that expire at varying times over the next 20 years.
The potential income tax benefits that will result from the application of Canadian and US tax losses have been recognized in these financial statements.

15. Earnings Per Share

The number of basic and diluted common shares outstanding, as calculated on a weighted average basis, is as follows:

	2005	2004	2003
	#	#	#
Basic shares outstanding	19,920,117	18,499,598	18,329,960
Share options (dilutive effect of 938,264 options; 2004 – 1,041,333; 2003 – 1,419,100)	533,792	507,691	788,056
Restricted shares (dilutive effect of 58,696 restricted shares)	17,207	—	—

Diluted shares outstanding	20,471,116	19,007,289	19,118,016

16. Cash Flows From (Used In) Operating Activities

Cash flows from operating activities determined by the indirect method are as follows:

	2005	2004	2003
	$000s	$000s	$000s
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year	40,622	30,190	25,070
Add (deduct) items not affecting cash:
Depreciation of property and equipment	12,389	11,986	9,912
Amortization of intangible assets	2,542	927	925
Future income tax	143	(3,595)	4,508
Loss (gain) on dispositions of investments and property and equipment	562	(504)	57
Stock-based compensation expense	1,814	894	706
Provision for self-insured liability	9,764	2,826	—
Other non-cash items	(1,332)	(1,065)	—
Share of income from equity investments	(187)	(385)	(580)
Dividends from equity investments	550	300	—

	66,867	41,574	40,598

Change in non-cash working capital accounts:
Accounts receivable	15,748	(1,542)	(1,252)
Costs and estimated earnings in excess of billings	(19,572)	30,218	(35,239)
Prepaid expenses	487	496	113
Accounts payable and accrued liabilities	(2,697)	(6,350)	13,944
Billings in excess of costs and estimated earnings	1,664	1,600	4,951
Income taxes payable/recoverable	(5,183)	11,355	(6,222)

	(9,553)	35,777	(23,705)

Cash flows from operating activities	57,314	77,351	16,893

17. Joint Ventures

The Company participates in joint ventures with other parties as follows:

	Percentage Owned
	2005	2004	2003
	%	%	%
yyC.T. Joint Venture	20	20	20
Stantec — S&L Partnership	50	50	50
Colt Stantec Joint Venture	n/a	50	50
Edmonton International Airports Joint Venture	33	33	33
Pine Creek Consultants Joint Venture	33	33	33
Dunlop Joint Ventures	33–80	33–80	n/a
Stantec Architecture Ltd./J.L. Richards & Associates Joint Venture	50	n/a	n/a
As part of the acquisition of Dunlop Architects Inc. (Dunlop), the Company acquired the interests of 13 joint ventures entered into by Dunlop. The interest held in these joint ventures ranges from 33 to 80%, and each is project specific.
A summary of the assets, liabilities, revenues, expenses, and cash flows included in the consolidated financial statements related to joint ventures is as follows:

	2005	2004	2003
	$000s	$000s	$000s

Statement of income
Gross revenue	5,941	1,186	11,949
Subconsultant and other direct expenses	5,072	894	9,611
Administrative and marketing expenses	147	217	776

Net income for the year	722	75	1,562

Balance sheets
Current assets	3,743	3,445	1,547

Current liabilities	2,842	2,822	1,583

Statement of cash flows
Cash flows used in operating activities	(488)	(274)	(86)

18. Segmented Information
The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and internationally. The Company considers the basis on which it is organized, including geographic areas and service offerings, in identifying its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available that is evaluated regularly by the chief operating decision maker in allocating resources and assessing performance. The chief operating decision maker is the Chief Executive Officer (CEO) of the Company, and the Company’s operating segments are based on its regional geographic areas.
During 2003, the Company had seven operating segments, of which five were aggregated into the Consulting Services reportable segment. The two remaining operating segments (Design Build and Technology), which were below the quantitative thresholds in the recommendations of the CICA, were disclosed in the Other reportable segment. In addition to the above-noted operating segments, corporate administration groups reported to the CEO and were included in the Other reportable segment. In the second quarter of 2004, an additional operating segment was added upon the acquisition of The Sear-Brown Group, Inc. This new segment has been aggregated into the Consulting Services reportable segment.
The Design Build operating segment consisted of the operations of the Company’s 50% share of Lockerbie Stanley Inc. that, at December 31, 2003, was reflected as assets held for sale pending the finalization of an agreement to sell the Company’s interest. The sale was completed in 2004. In addition, during 2004, the Company sold the operations related to its Technology segment. Operations sold during the year have not been presented as discontinued operations, because the amounts are not material.
Effective 2004, because the operations that comprised the Company’s Design Build and Technology segments were sold and because the Company’s corporate administration groups are not material, all operations of the Company are included in one reportable segment as Consulting Services.
Geographic information

	Property and Equipment,
	Goodwill, Intangible Assets
	2005	2004
	$000s	$000s
Canada	104,463	86,731
United States	223,593	52,032
International	441	471

	328,497	139,234

Geographic information

	Gross Revenue
	2005	2004	2003
	$000s	$000s	$000s
Canada	380,471	325,844	290,413
United States	233,428	190,362	161,655
International	4,121	4,673	7,874

	618,020	520,879	459,942

Gross revenue is attributed to countries based on the location of work performed.
Practice area information

	Gross Revenue
	2005	2004	2003
	$000s	$000s	$000s
Consulting Services
Environment	104,437	105,471	91,758
Buildings	159,233	107,465	89,943
Transportation	92,146	92,631	80,519
Urban Land	208,903	168,876	159,941
Industrial	53,301	45,371	33,304

	618,020	519,814	455,465
Other	—	1,065	4,477

	618,020	520,879	459,942

Customers
The Company has a large number of clients in various industries and sectors of the economy. Gross revenue is not concentrated in any particular client.
19. Forward Contracts
The Company had no forward contracts outstanding at December 31, 2005. As at December 31, 2004, the Company had entered into foreign currency forward contracts that provided for the sale of US$10.0 million at rates ranging from 1.2050 to 1.2386 per US dollar. The fair values of these contracts, estimated using market rates at December 31, 2004, were $229,000. During 2004, net unrealized gains of $229,000 relating to derivative financial instruments were recorded in foreign exchange (gains) losses.
20. United States Generally Accepted Accounting Principles
The consolidated financial statements of the Company are prepared in Canadian dollars in accordance with accounting principles generally accepted in Canada (Canadian GAAP) that, in most respects, conform to accounting principles generally accepted in the United States (US GAAP). The following adjustments and disclosures would be required in order to present these consolidated financial statements in accordance with US GAAP. Investments in joint ventures are accounted for using the equity method under US GAAP, whereas Canadian GAAP requires the proportionate consolidation method. As permitted by the Securities and Exchange Commission, no disclosure of the effect of this difference is required.
a) Net income and comprehensive income
There are no identifiable material items that would result in a change in net income presented under Canadian and US GAAP.
The Company accounts for leases in accordance with Statement of Financial Accounting Standards No. 13, “Accounting for leases” (SFAS 13). SFAS 13 requires leasehold improvements in an operating lease to be amortized over the shorter of their economic lives or the lease term, as defined in SFAS 13. As a result, SFAS 13 requires the amortization period for leasehold improvements to be shorter than that applied by the Company under Canadian GAAP. The incremental amortization has been determined to be immaterial to the years presented.
Under US GAAP, the Company’s investments held for self-insured liabilities would be classified as investments available for sale and recorded at fair value (note 6). The difference between the recorded and fair value of these investments has been determined to be immaterial to the years presented.
Comprehensive income is measured in accordance with Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income” (SFAS 130). This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners and includes adjustments arising on the translation of self-sustaining foreign operations. Canadian GAAP does not yet require similar disclosure.

Statement of Comprehensive Income

	2005	2004	2003
	$000s	$000s	$000s
Net income under Canadian and US GAAP	40,622	30,190	25,070
Other comprehensive income, net of tax:
Unrealized foreign exchange loss on translation of self-sustaining foreign operations	(6,557)	(5,157)	(15,827)

Comprehensive Income	34,065	25,033	9,243

Accumulated other comprehensive income, beginning of year	(19,018)	(13,861)	1,966
Unrealized foreign exchange loss on translation of self-sustaining foreign operations	(6,557)	(5,157)	(15,827)

Accumulated other comprehensive income, end of the year	(25,575)	(19,018)	(13,861)

b) Other disclosure requirements
     i) Allowance for doubtful accounts

	2005	2004	2003
	$000s	$000s	$000s
Balance, beginning of the year	21,095	16,952	17,316
Acquired balances	7,298	5,294	651
Provision for doubtful accounts	73	6,632	4,544
Deductions	(12,164)	(7,152)	(4,221)
Impact on foreign exchange	(249)	(631)	(1,338)

Balance, end of the year	16,053	21,095	16,952

     ii) Long-term contracts
     Included in accounts receivable are holdbacks on long-term contracts of $1,431,000 in 2005 and of $3,653,000 in 2004.
21. Comparative Figures
Certain comparative figures have been reclassified to conform to the presentation adopted for the current year.